PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                              TSX-V: “DJE”

FOR IMMEDIATE RELEASE:                                                                  August 8, 2006

Dejour Principals and Pinetree Capital Purchase Convertible Debentures

Vancouver, British Columbia, Canada, August 8, 2006 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”) Robert L. Hodgkinson, Chairman & CEO  is pleased to announced Dejour principals and Pinetree Capital (TSX:”PNP”) have purchased US$600,000 and US$197,846 respectively for a total of US$797,846 of convertible debentures from Retamco Operating Inc.(“Retamco”).  These debentures were issued to Retamco as part of Dejour’s acquisition of the Piceance/Uinta natural gas resource project.

These debentures mature on July 15, 2008, bearing an 8% coupon, payable quarterly and are convertible at US$1.35 (CAD$1.53) per unit.

The above transfer was approved by the TSX Venture Exchange.

Pinetree’s current investment in the Dejour debentures is additional to the substantial common share holdings of Dejour that Pinetree has accumulated privately and through the market over the last five months.

About Pinetree

Pinetree is a diversified investment, financial advisory and merchant banking firm focused on the small cap market. Pinetree's investments are primarily in the resources sector: Oil & Gas, Uranium, Precious Metals and Base Metals.

Pinetree's investment approach is to build a macro position in a sector, find the micro-cap opportunities in that sector and work with those companies to build them to commercial production and create an exit.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com